February 8, 2021

VIA EDGAR AND SECURE FILE TRANSFER

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Michael Foland/Jan Woo—Legal Brittany Ebbertt/Kathleen Collins—Accounting

Re:	Hayward Holdings, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted on January 20, 2020 CIK No. 0001834622

Ladies and Gentleman:

On behalf of Hayward Holdings, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the accompanying Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced draft Registration Statement on Form S-1 (the “Registration Statement”).

Amendment No. 2 reflects the Company’s responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated February 3, 2021 (the “Comment Letter”) and certain other updated information.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 2. All capitalized terms used herein that are not defined herein shall have the meanings assigned to such terms in Amendment No. 2.

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2021

Prospectus Summary, page 1

1.	Please revise to describe the factors you discuss in your response to prior comment 3 that support your statement that you have an estimated 30% market share of the North American residential pool market. Please identify the third party that provides the unit share data for manufacturers to the extent material.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of Amendment No. 2 to describe the methodology it uses to calculate its estimated market share. The Company’s methodology leverages its extensive knowledge of the markets to analyze two separate third-party data sources to calculate an estimated market share. One data source is a publicly-available survey of new pool construction and aftermarket spending of the North American pool industry. This survey is prepared by P.K. Data, an independent third-party, available for purchase online and provides a retroactive look at the performance of the overall pool industry in the prior year.

The Company’s methodology is also based on the self-reported unit share data from industry participants which is compiled by a third-party for key categories as described in more detail in the Company’s response to Comment #3 as submitted on January 20, 2021 to the Staff. The Company supplementally advises the Staff that the third party compiles the unit share data without any independent judgment or analysis. Accordingly, the Company does not believe the identity of the third party is material. Based on the Company’s knowledge of the markets and its analysis of these third-party sources, it believes it has an estimated 30% market share of the North American residential pool market.

2.	You present information for fiscal year 2020 such as operating income margin, net income margin and adjusted EBITDA margin. Wherever your present financial data for fiscal year 2020 in your Prospectus Summary, please revise to present comparable data for fiscal year 2019.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 9 and 85 of Amendment No. 2.

Competitive Strength

Resilient, Strong Financial Performance, page 9

3.	In response to prior comment 2, you state that the trend of growth in net sales and adjusted EBITDA was consistent over the entire period 2012 to 2020, except for fiscal year 2019 which was negatively affected by industry trends and other factors. Please revise here to disclose this information, similar to how you discuss the negative trend in net income in 2017.Response to Comment 3:

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 92 of Amendment No. 2.

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2021

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Non-GAAP Reconciliation, page 71

4.	We note you intend to provide quarterly financial data that includes non-GAAP measures of adjusted segment income and adjusted segment income margins. To the extent you continue to include these measures, please ensure that you include the reconciliation to the most comparable GAAP measure for each period presented. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of Amendment No. 2.

Notes to Consolidated Financial Statements

Note 12. Operating Segments and Related Information, page F-25

5.	We note your response to prior comment 17. Considering your references throughout the filing regarding aftermarket sales as a recurring sales model versus new pool construction, please explain further why you believe that disclosing these product categories is not required. Also, we note you added a breakdown of your various product categories on page 2. Tell us your consideration to provide a similar breakdown in your segment disclosures. Refer to ASC 280-10-50-40. In addition, please explain further why you do not believe a discussion of revenue by aftermarket sales versus new product construction or by product type is necessary to an understanding of your results of operations.

Response to Comment 5:

The Company supplementally advises the Staff that while distinguishing the end use of a product sale between aftermarket and new pool construction and sales by product category is useful for investors’ understanding of its positioning within our industry, these metrics are not regularly generated or evaluated by management since this data is not available on the required periodic basis.

The Company sells its products into a two step distribution channel, and bifurcation at the point of sale of the Company as to how that product will be used, whether to support an aftermarket or a new construction need, is not possible as it is the end use of the product sold out of the channel that determines this split. Instead, the Company can only analyze sales between aftermarket and new pool construction using feedback from certain representative customers, an annual industry report produced by a third-party, government data, and the collection of periodic channel data. Given the end use of the product is not determinable at the Company’s point of sale, the Company is unable to present this financial information in its consolidated financial statements and believes this information is much more akin to market sizing research. The Company has revised the disclosure on pages 2, 65 and 85 of Amendment No. 2 to clarify that its aftermarket sales are third party data based on management estimates.

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2021

The Company further advises the Staff that the chart on page 2 of Amendment No. 2 is based on an estimate developed using United States reporting unit data that the Company believes is representative of its global product footprint and the Company provides this information to illustrate that it is not dependent on a single product but rather has a broad array of products. Product level sales are not reported since channel customer rebates and allowances are not attributed to the product level. Therefore, it is impracticable for the Company to reconcile its US GAAP net sales to its gross sales by product. Further, these estimates exclude non-United States sales, are not regularly generated or evaluated by management, and are not subject to the internal or disclosure controls used for the Company’s operating results.

Note 13. Earnings per Share, page F-26

6.	Please tell us how you determined the weighted-average number of Class B shares outstanding used in both basic and diluted EPS calculations and how it correlates to the total number of Class B shares outstanding. In this regard, the 4,742 weighted average shares noted here appears to be significantly different than the number of shares at the beginning and end of the fiscal year as presented in your statement of changes in redeemable stock and stockholders' equity.

Response to Comment 6:

The Company supplementally advises the Staff that the number of Class B shares outstanding as of December 31, 2019 consisted of shares of Class B stock and unvested restricted stock awards, which are considered issued and outstanding although subject to transfer restrictions. In accordance with ASC 260-10-45-61A, we exclude unvested Class B restricted stock awards from the computation of EPS because they do not have nonforfeitable dividend rights and the holder has not yet earned the shares.

As a result of this treatment, the weighted-average number of Class B shares used in the Company’s basic EPS calculation is less than the number of Class B shares disclosed as outstanding on our consolidated statement of changes in redeemable stock and stockholders’ equity. Diluted earnings per share include the impact of the Class B restricted stock awards as well as all outstanding options to purchase Class B shares to the extent they are dilutive.

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2021

Note 14. Commitments and Contingencies

Litigation, page F-27

7.	You state that in the opinion of management it is "remote" that litigations arising in the normal course of business will have a material effect on the company's financial position, results of operations, or cash flows. Please confirm that such assertion relates also to the Pentair litigation discussed elsewhere in the filing. If not, revise to disclose any probable or reasonably possible losses related to this matter. In this regard, you state that if Pentair and/or Danfoss were to prevail in such proceedings, you may owe money damages or you may be required to cease any infringing activities, which could have a negative impact on your supply chain or other business, including the ability to make, use, sell, offer for sale and/or import certain of your products. Refer to ASC 450-20-50-1 through 50-5.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on page F-27 of Amendment No. 2. The Company supplementally advises the Staff that the assertion relates also to the Pentair litigation discussed elsewhere in the Registration Statement. In reaching this conclusion, the Company evaluated the Pentair legal proceedings and applicable disclosure requirements for unrecognized loss contingencies under ASC 450-20-50.

ASC 450-20-50 requires disclosure of an unrecognized loss contingency if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either (i) an accrual has not been made for a loss contingency because any of the conditions in paragraph 450-20-25-2 are not met or (ii) an exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 450-20-30-1.

The Company’s controlling and legal departments, together with its outside legal counsel representing the Company in the Pentair litigation, evaluated the legal proceedings to determine whether any accruals are necessary under the provisions of ASC 450-20-25 and to determine the appropriate disclosures in the notes to the consolidated financial statements under the provisions of paragraphs 3 and 4 of ASC 450-20-50. Specifically, whether such matters would result in a loss that is “probable” and “estimable,” or “reasonably possible.”

Based on its review of the underlying facts and analyses as summarized above, the Company determined that a loss contingency in connection with the Pentair litigation was remote, and therefore not “probable” or “estimable”. In addition, because of the remoteness of the outcome of the litigation and the uncertainty around the damages range, if any, the Company determined that a loss contingency was not “reasonably possible.” Therefore, the Company determined that it was not necessary to disclose an estimate of the possible loss or range of possible losses in accordance with ASC 450-20-50.

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2021

While the Company determined a loss contingency was remote, it nonetheless believes it is appropriate to disclose the legal proceedings to potential investors. The Pentair litigation in particular relates to certain of the Company’s variable speed pump and controller products. Given the Company’s focus on quality and innovation, and related disclosure to investors, the Company believes that it is important to include disclosure about the pending litigation in order to provide a full picture of potential relevant legal challenges that it faces.

Note 20. Condensed Financial Information of Registrant (Parent Company Only), page F-34

8.	We note your revised disclosures in response to prior comment 23. Please further revise to quantify the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e) of Regulation S-K. Also, revise your risk factor disclosures on page 43 to include a discussion of the specific dividend restrictions imposed by the terms of your subsidiaries' credit facilities.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the disclosure on pages 44 and F-34 of Amendment No. 2.

Securities and Exchange Commission

Division of Corporation Finance

February 8, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7802 or Rachel Phillips of our offices at (212) 841-8857.

Very truly yours,

/s/

Craig E. Marcus

cc:          Eifion Jones (Hayward Holdings, Inc.)